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FORM OF TAX OPINION
                          April __, 1995




                                                             (803) 242-8255


Midlands National Bank
305 North Main Street
Prosperity, South Carolina  29127

     RE:  Acquisition of Midlands National Bank by Carolina First
          Corporation

Ladies and Gentlemen:

     You have requested our opinion as to the federal income tax consequences of the proposed acquisition of Midlands National Bank ("Midlands"), a national banking association headquartered in Prosperity, South Carolina, by Carolina First Corporation ("CFC"), a South Carolina-chartered bank holding company headquartered in Greenville, South Carolina, such acquisition being effected pursuant to the terms and provisions of that certain Reorganization Agreement (the "Reorganization Agreement"), dated November 14, 1994, entered into by CFC, Midlands, and Carolina First Bank, which is a wholly-owned subsidiary of CFC.

     This opinion is delivered to you pursuant to section 8.6 of the Reorganization Agreement. Capitalized terms used herein which are defined in the Reorganization Agreement have the same meaning as in the Reorganization Agreement.

     The Reorganization Agreement provides that at the Effective Time, Midlands shall be merged with and into Carolina First Bank. Carolina First Bank will be surviving corporation in the Merger and the separate corporate existence of Midlands will cease. The Merger will be consummated in accordance with applicable corporate laws of South Carolina and the federal regulations applicable to thrift institutions. In the Merger, each outstanding share of Midlands common stock shall be converted into and exchanged for 1.125 shares of CFC common stock, except for those shares for which dissenters' rights are perfected.
Cash will be paid in lieu of any fractional shares which result.

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Consummation of the Merger is subject to certain conditions set forth in the Reorganization Agreement.

     We are general counsel to CFC. We have acted as counsel to CFC in connection with the transactions contemplated by the Reorganization Agreement and, as such, we have participated in the negotiation and drafting of the Reorganization Agreement. As to matters of fact material to this opinion, we have made the following factual assumptions in rendering the opinion hereinafter set forth:

     (a) That the Merger will be consummated in strict compliance with the terms and conditions described in the Reorganization Agreement;

     (b) That all representations and warranties contained in the Reorganization Agreement are true and will be true as of the Effective Time and that each party to the Reorganization
Agreement will perform all obligations, duties or other responsibilities agreed upon by such party therein;

     (c) That shareholders of Midlands will exchange, for CFC common stock, an amount of Midlands stock which possesses at least 80% of the total combined voting power of all classes of Midlands stock and which is at least 80% of the total number of shares of all classes of Midlands stock; and that such shareholders will have no plan or intention to sell or dispose of the CFC common stock received in the Merger and will not exercise dissenters' rights with respect to their Midlands shares.

     (d) That Carolina First Bank will acquire and hold substantially all of the properties of Midlands in and after the Merger, and that no material properties of Midlands were transferred or otherwise disposed of prior to the Merger other than in the ordinary course of business.

     (e) That all of the shares of CFC common stock to be received by shareholder/employees of Midlands will be received solely in exchange for Midlands common stock not acquired pursuant to the exercise of an employee stock option or otherwise as compensation.

     Based upon the foregoing, we are of the opinion that:

          (1) The Merger will constitute a tax-free
     reorganization under Section 368(a)(1)(A) and Section 368(a)(2)(D) of the Internal Revenue Code of 1986, as amended, and no gain or loss for federal income tax purposes will be recognized by the shareholders of Midlands upon the exchange of their Midlands common stock solely for CFC common stock (disregarding any cash received for fractional share interests or in connection with the exercise of dissenters' rights).
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          (2) The basis of the CFC common stock that such
     Midlands shareholders will receive will be the same as their basis in the Midlands common stock they surrender. Their holding period for such CFC stock will include their holding period for the Midlands common stock for which it is exchanged; provided that the Midlands common stock is held as a capital asset at the date of the exchange.

          (3) When cash is received by a Midlands shareholder in lieu of fractional shares, such cash will be treated for federal income tax purposes as having been received by such shareholder in redemption of such fractional share and therefore taxable to the extent that such distribution exceeds the shareholder's basis in such fractional share.

          (4) A dissenting shareholder who receives cash for his Midlands shares will be treated for federal income tax purposes as having received a payment in redemption for such shares and, assuming that such payment completely terminates his interest in Midlands (taking into account any stock attributed to such shareholder), such payment will be taxable to the extent it exceeds such shareholder's basis in such Midlands shares.

          (5) No gain or loss will be recognized by CFC, Carolina
     First Bank or Midlands in the Merger. The basis of the assets of the surviving corporation, Carolina First Bank, will be unchanged.

     We express no opinion other than that stated immediately above. This opinion is based on the current state of the law as evidenced by applicable statutes, regulations, rulings and judicial decisions. Any of these statutes, regulations, rulings and judicial decisions can change at any time on a prospective or retroactive basis, in which event some or all of the previous opinion may become inapplicable.

     This opinion does not cover all tax consequences that may be relevant to Midlands shareholders subject to special federal income tax treatment (such as insurance companies, dealers in securities, certain retirement plans, financial institutions, tax exempt organizations or foreign persons), nor does it cover state or local tax consequences.

     The opinion expressed above is solely for the benefit of Midlands, CFC and Carolina First Bank and may not be relied on in any manner for any other purpose by any other person.

     We hereby indicate our consent to the use of this opinion as
Exhibit 8.1 to the Registration Statement on Form S-4 (No. 33- ______) filed by CFC with respect to the registration under the Securities Act of 1933 of the CFC common stock issued in connection with the Merger. We further indicate our consent to


the reference to our law firm as it appears under the caption
"Certain Federal Income Tax Consequences" in the Proxy
Statement/Prospectus included as part of the Registration
Statement.


                        Very truly yours,

                        Wyche, Burgess, Freeman & Parham, P.A.



                        By:
                            Cary H. Hall, Jr.



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